                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                            ACRES GAMING INCORPORATED
             -------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    004936100
             -------------------------------------------------------
                                 (CUSIP Number)

                                February 12, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]   Rule 13d-1(b)
          [ ]   Rule 13d-1(c)
          [ ]   Rule 13d-1(d)




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CUSIP No. 004936100                  13G/A



1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Reid S. Walker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                                 342,200
                      ----------------------------------------------------------
     NUMBER OF        6     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                 348,500
      OWNED BY        ----------------------------------------------------------
        EACH          7     SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH                  342,200
                      ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                                 348,500
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           690,700
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

           HC

          *SEE INSTRUCTIONS BEFORE FILLING OUT




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CUSIP No. 004936100                  13G/A



1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           G. Stacy Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                                 342,200
                      ----------------------------------------------------------
    NUMBER OF         6     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                  348,500
     OWNED BY         ----------------------------------------------------------
       EACH           7     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                   342,200
                      ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                                 348,500
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           690,700
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

           HC

          *SEE INSTRUCTIONS BEFORE FILLING OUT




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                         AMENDMENT NO. 1 TO SCHEDULE 13G

         This Amendment No. 1 to Schedule 13G (the "Schedule 13G") relating to the common stock of Acres Gaming Incorporated (the "Issuer"), is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13G filed with the Commission on February 12, 2003. This statement is being filed on behalf of Mr. Reid S. Walker and Mr. G. Stacy Smith, principals of WS Capital, L.L.C. ("WS Capital") and WSV Management, L.L.C. ("WSV"), each a Texas limited liability company, relating to shares of common stock of.

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital Master Fund ("WSC Master Fund"), a Texas general partnership composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., each a Texas limited partnership, and (ii) Walker Smith International Fund, Ltd. ("Walker Smith International"), a British Virgin Islands exempted company, and (2) WSV for the account of (i) WS Opportunity Master Fund ("Opportunity Master Fund"), a Texas general partnership composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., each a Texas limited partnership, and (ii) WS Opportunity Fund International, Ltd. ("Opportunity International"), a Cayman Islands exempted company. WS Capital Management, L.P. ("WS Capital Management") is (i) the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., (ii) agent and attorney-in-fact for WSC Master Fund, and (iii) the investment manager of Walker Smith International. WS Capital is the general partner of WS Capital Management. WS Ventures Management, L.P. ("WSVM") is (i) the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., (ii) agent and attorney-in-fact for Opportunity Master Fund, and (iii) the investment manager of Opportunity International. WSV is the general partner of WSVM.


ITEM 1(b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
                    7115 Amigo Street, Suite 150
                    Las Vegas, Nevada 89119

ITEM 10             CERTIFICATION.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS            EXHIBIT 1

                    Joint Filing Agreement dated February 7, 2003 between Reid S. Walker and G. Stacy Smith.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  February 12, 2003



                                                             /REID S. WALKER/
                                                             ----------------
                                                             Reid S. Walker


                                                             /G. STACY SMITH/
                                                             ----------------
                                                             G. Stacy Smith



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